Exhibit (a)(10)

T-NETIX Reports Amendment to SEC Tender Offer Filing

     DALLAS—Feb. 24, 2004 —T-NETIX, Inc. (NASDAQ: TNTX) (the “Company” or “T-NETIX”) announced today that on February 23, 2004, the Company filed with the Securities and Exchange Commission (the “SEC”) an amendment to its Schedule 14D-9 filing (the “Amendment”) in connection with a tender offer and merger transaction in which T-NETIX would be acquired by TZ Acquisition, Inc., an indirect subsidiary of H. I. G. Capital, LLC, a Miami, Florida-based private equity firm.

     On January 22, 2004, the Company announced that it had signed a definitive merger agreement with TZ Holdings, Inc. and TZ Acquisition, Inc. under which TZ Acquisition, Inc. has commenced a cash tender offer to acquire all of the outstanding common stock of the Company at a price of $4.60 per share. The tender offer would be followed by a merger of TZ Acquisition, Inc. with and into the Company. Stockholders of the Company who do not tender their shares of common stock in the tender offer, other than those who properly exercise their appraisal rights under Delaware law, would receive the same $4.60 per share cash price in the merger.

     On February 3, 2004, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in which the Company set forth its recommendation and other information relating to the transaction. On February 13, 2004, a putative stockholder class action lawsuit was filed against the Company, members of the Company’s board of directors, TZ Acquisition, Inc. and TZ Holdings, Inc., and, possibly, H. I. G. Capital, LLC alleging, among other things, that some of the information in the Company’s Schedule 14D-9 filing was incomplete. On February 18, 2004, the SEC provided the Company with its comments to the Schedule 14D-9 filing.

     The Company and the other parties named in the lawsuit have entered into a memorandum of understanding with the plaintiff in the class action suit pursuant to which the parties have agreed to settle the lawsuit, subject to court approval and other conditions. In connection with the proposed settlement and in response to the SEC comments, the Company has filed the Amendment to provide additional information to the Company’s stockholders.

     Persons wishing to read or obtain copies of the Amendment may do so at the SEC’s Public Reference Room located at 450 Fifth Street, N. W., Washington, D. C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the Public Reference Room. The Amendment is also available through the SEC’s website at www.sec.gov. Stockholders of the Company may also request a copy of the Amendment, at no cost, by contacting T-NETIX, Inc., 2155 Chenault Drive, Suite 410, Carrollton, Texas 75006, Attention: Investor Relations, telephone number 972-236-1182.

About T-NETIX, Inc.

     T-NETIX is a leading provider of specialized telecommunications products and services, including security enhanced call processing, call validation and billing for the corrections communications marketplace. The Company provides its products and services to more than 1,400 private, local, county and state correctional facilities throughout the United States and Canada. The Company delivers these services through direct contracts with correctional facilities, and through contracts with some of the world’s leading telecommunications service providers, including Verizon, AT&T, SBC Communications, Qwest and Sprint. For additional news and information, visit the company’s web site at www.t-netix.com.

Contact:
T-NETIX, Inc.
Richard E. Cree, 972-241-1535
rick.cree@t-netix.com
or
Henry G. Schopfer III, 972-241-1535
hank.schopfer@t-netix.com
or
Investor Relations
Terri Weiss, 972-236-1182
terri.weiss@t-netix.com